FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wiltshire Boulevard, Suite 420
Beverly Hills, California 90211
Office: 310-659-9411 Fax: 310-659-9472

June 16, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop 0305
Washington, D.C. 20549-0405

Re: Family Room Entertainment Corporation
Form SB-2 filed May 17, 2005
File No. 333-121628

Via Fax: 202-772-9202
Phone: 202-557-3325

Dear Ms. Losert:

Included are the responses to the comments listed on the SEC letter dated May 26, 2005.

General

1. Financial Statements have been updated with March 30, 2005 financials.

2. Updated consent provided.

Sincerely,

s/s George Furla__________________
George Furla
Chief Executive Officer
Family Room Entertainment Corporation